August 2, 2019

Samer Tawfik
President, Chief Executive Officer and Chairman
LMP Automotive Holdings Inc.
601 N. State Road 7
Plantation, FL 33317

       Re: LMP Automotive Holdings Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 26, 2019
           File No. 333-232172

Dear Mr. Tawfik:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed July 26, 2019

Risk Factors, page 7

1. We note your revised disclosure on page 22 regarding the risk that certain historical payments you made may have an adverse effect upon you. With a view to understanding the scope and materiality of this risk, please tell us the amount of remediation that might be necessary by explaining how many investors were introduced to you and how much the investors invested in you as a result of the consultant's involvement.
 Samer Tawfik
FirstName LastNameSamer Inc.
LMP Automotive Holdings Tawfik
Comapany2019
August 2, NameLMP Automotive Holdings Inc.
August 2, 2019 Page 2
Page 2
FirstName LastName
Certain Relationships and Related Party Transactions, page 65

2. Please revise your disclosure here to reflect your response to prior comment 12 or tell us why you do not believe a revision is necessary pursuant to Item 404(d) of Regulation S-
         K.
       You may contact Robert Babula at 202-551-3339 or Jim Allegretto at 202-551-3849 if
you have questions regarding comments on the financial statements and related matters. Please contact Kat Bagley at 202-551-2545 or Mara Ransom at 202-551-3264 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Consumer Products
cc:      Ali Panjwani